DM

18005686

SEC MAIL PROCESSING
Received
MAR 01 2018
WASH, D.C.

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67785

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sixpoint Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

830 Third Avenue, 8th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward McCabe 732-713-5023
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dollar Logsdon CPA
(Name – *if individual, state last, first, middle name*)

3208 Jameston Drive	Flower Mound	TX	75028
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Eric Zoller and Laurence Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sixpoint Partners LLC, as of February 28, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Partner   Founder + Partner

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIXPOINT PARTNERS LLC

CONSOLIDATED FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

FOR THE YEAR ENDED DECEMBER 31, 2017

Report of Independent Registered Public Accounting Firm

SIXPOINT PARTNERS LLC
CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2017

CONTENTS

Dollar Logsdon CPA

3208 Jameston Dr * Flower Mound, TX 75028 * Phone 972-315-5777 * Fax 972-315-5778

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Sixpoint Partners, LLC

We have audited the accompanying consolidated statement of financial condition of Sixpoint Partners, LLC as of December 31, 2017, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of Sixpoint Partners, LLC's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sixpoint Partners, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The Schedule I - Computation of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Sixpoint Partners, LLC's financial statements. The supplemental information is the responsibility of Sixpoint Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I Computation of Net Capital Under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dollar Logsdon

Dollar Logsdon CPA
Flower Mound, Texas
February 27, 2018

SIXPOINT PARTNERS LLC
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Current Assets:	
Cash and cash equivalents	$ 1,814,652
Accounts receivable	8,257,338
Unbilled reimbursable expenses	66,645
Pre-paid expenses	6,139
Total Current Assets	10,144,774
Furniture and equipment, net of accumulated depreciation of $81,295	72,573
Accounts receivable, long-term	5,400,153
Security deposits	90,801
TOTAL ASSETS	$ 15,708,301

LIABILITIES AND MEMBERS' CAPITAL

Current Liabilities:	
Accounts payable	$ 4,528
Credit card payable	43,794
Accrued expenses	34,620
Other current liabilities	19,350
Total Current Liabilities	102,292
Members' Capital	15,606,009
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 15,708,301

The accompanying notes are an integral part of these consolidated financial statements

SIXPOINT PARTNERS LLC
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

Income:	
Placement fees	$ 18,972,516
Interest income, trade	238,260
Total income	19,210,776
Expenses:	
Employee compensation and benefits	7,577,800
Outside contractors	42,730
Regulatory fees and expenses	97,559
Technology and communications	104,522
Occupancy	442,104
Professional fees	425,058
Other expenses	692,779
Total expenses	9,382,552
Income from operations	9,828,224
Interest and dividend income	9,550
Loss on investments	(509)
Income before income taxes	9,837,265
Provision for unincorporated business tax	322,855
Net income	$ 9,514,410

The accompanying notes are an integral part of these consolidated financial statements

SIXPOINT PARTNERS LLC
CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2017

Balance, December 31, 2016	$ 10,095,093
Capital contributions	275,000
Net income	9,514,410
Capital withdrawals and distributions	(4,278,494)
Balance, December 31, 2017	$ 15,606,009

The accompanying notes are an integral part of these consolidated financial statements

SIXPOINT PARTNERS LLC
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

Cash flows from operating activities:	
Net income	$ 9,514,410
Depreciation	15,682
Loss on investments	509
Decrease in cash due to change in:	
Accounts receivable and other assets	(5,387,807)
Accounts payable and other liabilities	(22,048)
Net cash provided by operating activities	4,120,746
Cash flows from investing activities:	
Purchases of marketable securities	(509)
Sales of marketable securities	-
Purchases of furniture and equipment	(7,784)
Net cash used by investing activities	(8,293)
Cash flows from financing activities:	
Capital contributions	275,000
Capital distributions	(4,278,494)
Net cash used by financing activities	(4,003,494)
Net increase in cash	108,959
Cash and cash equivalents, beginning of year	1,633,120
Cash and cash equivalents, end of year	$ 1,742,079

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Income taxes	$ 322,855
Interest	-

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS

Sixpoint Partners LLC, a Delaware limited liability company, is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority (the "FINRA"). The Company is a global placement agent and leading provider of alternative investment solutions for private equity funds. Sixpoint Partners Asia Limited, a wholly-owned entity located in Hong Kong, became operational in 2016 and is engaged in originating and distributing funds within Asia and cross-border.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All material intercompany balances and transactions are eliminated in consolidation.

Estimates

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect certain amounts and disclosures reported in the consolidated financial statements and accompanying notes. Accordingly, actual results could differ from those estimates.

Revenue Recognition

Revenue is recorded on an accrual basis. Revenue received in advance of services rendered are deferred until earned. Reimbursed expenses are recognized when the expense occurs.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from balances outstanding at the year end. Based on management's assessment of the credit history with clients having outstanding balances and current relationships with them it has concluded that realization of losses on balances outstanding at year-end will be immaterial.

Long-term Accounts Receivable

The Company finances certain long term contracts with clients over two to three years. At December 31, 2017, the Company has not experienced any significant change in these receivables and no realization of losses on balances outstanding at year-end.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Depreciation

Depreciation is computed using the straight line method based on useful lives of seven to ten years for furniture and fixtures, and three to seven years for equipment.

Cash and cash equivalents

For the purposes of the statement of cash flows, the Company considers all highly liquid investments available for current use with an initial maturity of three (3) months or less to be cash equivalents.

NOTE 3 - FAIR VALUE MEASUREMENT

The Company follows FASB ASC Section 820 for fair value measurements which defines fair value and establishes a fair value hierarchy organized into three levels based upon the input assumptions used in valuing assets and liabilities. Level 1 inputs have the highest reliability and are for identical assets and liabilities with unadjusted quoted prices in active markets. Level 2 inputs relate to assets and liabilities with unadjusted quoted prices in active markets which are observable either directly or indirectly. Level 3 inputs are unobservable iputs for the asset or liability and are used to the extent that observable inputs do not exist.

As of December 31, 2017, none of the assets and liabilities was required to be reported at fair value on a recurring basis. The carrying value of non-derivative financial instruments, including cash, accounts receivable, prepaid expenses and accounts payable, approximate their fair values due to the short term nature of these financial instruments. There were no changes in methods or assumptions during the year ended December 31, 2017.

NOTE 4 - CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") and the FINRA's growth and business reduction capital requirements. The Company computes its net capital under the basic method of the Rule which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined.

NOTE 5 - CUSTOMER SECURITIES - POSSESSION AND CONTROL REQUIREMENTS

The Company is exempt from certain provisions of rule 15c3-3 of the Securities Exchange Act of 1934 since it carries no customer accounts, and does not otherwise hold funds or securities of customers.

NOTE 6 - INCOME TAXES

The Company has elected to be taxed as a partnership and federal and state income taxes are not assessed on a partnership. Each member's share of Company income or loss is included in the respective member's individual income tax return. The Company is required to record unincorporated business tax imposed by New York City.

The Company evaluates all significant tax positions as required by accounting principles generally accepted in the United States of America. As of December 31, 2017, the Company does not believe that it has taken any positions that would require the recording of any tax liability nor does it believe that there are any unrealized tax benefits that would either increase or decrease within the next year. As of December 31, 2017, tax years dating back to 2014 remain open for examination by both federal and state taxing authorities.

NOTE 7 - PROFIT SHARING PLAN

The Company has adopted a 401(k) profit sharing plan. The Company has the discretion to match participants' 401(k) contributions and to contribute additional amounts on behalf of the participants. In 2017 the Company made no matching contributions.

NOTE 8 - CONCENTRATION OF CREDIT RISK

Cash and cash equivalents are insured up to $250,000 by the Federal Deposit Insurance Corporation (the "FDIC"). Risk is managed by maintaining all significant balances in high quality financial institutions.

NOTE 9 - COMMITMENTS

The Company's leases for office space expire between 2018 and 2021 and include escalation provisions covering taxes and operating expenses. Future minimum rental payments are as follows:

	2018	$397,891
	2019	365,994
	2020	81,731
	2021	24,843
Total		$870,459

NOTE 10 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 27, 2018 the date the consolidated financial statements were available to be issued. No material events have occurred subsequent to the balance sheet date through February 27, 2018 that would require adjustment or disclosure in the consolidated financial statements.

SIXPOINT PARTNERS LLC

SUPPLEMENTAL INFORMATION
Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

FOR THE YEAR ENDED DECEMBER 31, 2017

SCHEDULE I

SIXPOINT PARTNERS LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2017

COMPUTATION OF NET CAPITAL

Total consolidated members' capital	$ 15,606,009
Deductions, non-liquid assets	(14,443,155)
Net capital	$1,162,854

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable and other liabilities	$ 102,292
Aggregate indebtedness	$ 102,292

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required:	
6-2/3% of aggregate indebtedness of $5,000, whichever is greater	$ 6,820
Excess net capital	$ 1,156,034
Net capital in excess of the greater of : 10% of aggregate indebtedness or 120% of minimum net capital requirement	$ 1,152,625
Percentage of aggregate indebtedness to net capital	8.85%
Ratio: Aggregate indebtedness to net capital	.09 to 1

There are no material differences between the computation of net capital presented above and the computation of net capital reported on the Company's unaudited Form X-17A-5, Part II-A FOCUS Report filed January 25, 2018.

SCHEDULE II

SIXPOINT PARTNERS LLC
Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
DECEMBER 31, 2017

The Company is exempt from Fule 15c3-3 under (k)(2)(i) because all customer transactions are expected to clear through other broker-dealers on a fully disclosed basis. During the year ended December 31, 2017, the Company did not hold customers' funds or securities.

Dollar Logsdon CPA

3208 Jameston Dr * Flower Mound, TX 75028 * Phone 972-315-5777 * Fax 972-315-5778

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of Sixpoint Partners, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Sixpoint Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Sixpoint Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(i), (the "exemption provisions") and (2) Sixpoint Partners, LLC stated that Sixpoint Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Sixpoint Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sixpoint Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dollar Logsdon

Dollar Logsdon CPA
Flower Mound, Texas
February 27, 2018

CPA & Advisor

SIXPOINT PARTNERS LLC
RULE 15c3-3 EXEMPTION REPORT
DECEMBER 31, 2017

Sixpoint Partners LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(i).
(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(i) throughout the most recent fiscal year without exception.

SIXPOINT PARTNERS LLC

We, Eric Zoller and Laurence Smith, Partners, swear (or affirm) that, to the best of our knowledge and belief, this Exemption Report is true and correct.

Eric Zoller, Partner — Date: 2/27/18

Laurence Smith, Partner — Date: 2/27/18

Dollar Logsdon CPA

3208 Jameston Dr * Flower Mound, TX 75028 * Phone 972-315-5777 * Fax 972-315-5778

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board
Sixpoint Partners, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Sixpoint Partners, LLC(Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the Gneral Assessment Reconciliation (Form SIPC-7) for the year ended December 31,2017. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-y for the year ended December 31, 2017 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2017. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Dollar Logsdon

Dollar Logsdon CPA
Flower Mound, Texas
February 27, 2018

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2017
(Read carefully the Instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Sixpoint Partners, LLC
830 Third Ave 8Th. Floor
New York, NY 10022

SEC#8-67785 CRD#146067

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Edward McCabe 732 713 5023

WORKING COPY

2. A.	General Assessment (item 2e from page 2)	$28,590.00
B.	Less payment made with SIPC-6 filed (**exclude interest**) ______ Date Paid	(23,877.00)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 4,713.00

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☑ **Funds Wired** ☐
Total (must be same as F above) $ 4,713.00

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Sixpoint Partners, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 24th. day of January, 20 18.

CCO&Finop
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions: